                                                                       Exhibit 2

May 27, 1999


Tumblweed Software, Inc.
2010 Broadway Avenue
Redwood City, California 94063

Credit Suisse First Boston Corporation
Hambrecht & Quist LLC
ING Baring Furman Selz LLC
    As Representatives of the Several Underwriters,
    c/o Credit Suisse First Boston Corporation,
    Eleven Madison Avenue
    New York, N.Y. 10010-3639


Ladies and Gentlemen:

     As an inducement to you to execute an underwriting agreement (the "Underwriting Agreement"), pursuant to which an offering will be made that is intended to result in the establishment of a public market for shares of Common Stock, $0.001 par value per share (the "Securities"), of Tumblweed Software Corporation (the "Company"), the undersigned hereby agrees that, for a period of 180 days after the date of the initial public offering (the "Commencement Date") of the Securities pursuant to the Underwriting Agreement to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, or publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Credit Suisse First Boston Corporation.

     The foregoing paragraph shall not apply to (a) transactions relating to shares of Securities or other securities convertible into or exchangeable or exercisable for any shares of Securities acquired in the initial public offering or in open market transactions after the Commencement Date, (b) transfers of shares of Securities or any securities convertible into or exchangeable or exercisable for any shares of Securities to a member of the undersigned's immediate family or to a trust of which the undersigned or any immediate family member is the beneficiary (either one an "Individual Transferee") or (c) distributions or transfers of shares of Securities or any securities convertible into or exchangeable or exercisable for any shares of Securities to limited partners, affiliates or employees of institutional securityholders (any such transferee an "Institutional Transferee"), provided that upon any such transfer, the Individual Transferee or Institutional Transferee, as applicable, shall sign a letter substantially similar to this letter agreement agreeing not to sell, grant any option to purchase, or otherwise transfer of dispose of any such Securities or any securities convertible into or exchangeable or exercisable for any shares of Securities for the remainder of the above-referenced 180-day period.

     In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

     This Agreement shall be binding on the undersigned and the respective successors, heirs, personal representatives and assigns of the undersigned. This agreement shall lapse and become null and void if the Commencement Date shall not have occurred on or before October 31, 1999.



                                  Very truly yours,


                                  Hikari Tsushin, Inc.

                                  /s/ Masahide Saito
                                      Director
                                  --------------------
                                  Name of holder